Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to the Company as at November 8, 2011 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes as at and for the three and nine months ended September 30, 2011 and 2010.  The unaudited interim consolidated statements and MD&A are presented in US dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements in accordance with IAS 34 and IFRS 1.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Cautionary Statement on Forward-Looking Information at the end of this MD&A and to consult Franco-Nevada’s audited consolidated financial statements for the year ended December 31, 2010 and the corresponding notes to the financial statements which are available on the Company’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and in our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Additional information related to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s Form 40-F is available on EDGAR at www.sec.gov. These documents contain detailed descriptions and maps of the Company’s producing and advanced royalty and stream assets.  For additional information, the Company’s website can be found at www.franco-nevada.com.

Our Business

Franco-Nevada is a gold-focused royalty and stream company with additional interests in platinum group metals (“PGMs”), oil & gas and other assets.  The majority of our revenues are derived from a diversified portfolio of high-quality properties located in North America operated by experienced operators. The Company also holds a pipeline of assets in the development or permitting stages which have the potential to generate future revenues and cash flow. As at November 8, 2011, the Company’s portfolio consists of over 300 interests, diversified over a range of commodities and stages from producing to exploration.

Our portfolio generates strong operating cash flow with lower exposure to operating and capital costs than operating companies. The portfolio also provides for direct leverage to commodity prices and the exploration potential of world-class ore deposits and mineral exploration trends where we have existing interests.  Management has been successful in both managing its portfolio and acquiring new royalties and streams.  We intend to utilize our cash flow to grow our portfolio and to pay dividends to shareholders. We believe that a diverse portfolio of interests provides our shareholders with a higher risk-adjusted return through the commodity cycle than direct operating interests.

Our Company and How We Operate

Franco-Nevada is a Canadian company headquartered in Toronto with additional offices in Denver, Perth and Barbados, all of which are used to manage our resource portfolio and pursue new investment opportunities. Franco-Nevada shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “FNV” and are part of the S&P/TSX Composite Index. Our shareholders consist of mostly large generalist institutional funds in Canada, the United States, Europe and Australia. Management and directors are significant shareholders, and are dedicated to the sustainable maximization of the Company’s share price, holding 4.5% of the common shares, or 5.5% on a fully diluted basis, as at November 8, 2011.  We currently operate with a small organization of up to approximately twenty full-time employees and consultants. Our management team is made up of experienced and proven professionals some of whom have been continuously associated with our royalty, stream and investment portfolio for over twenty years. We operate with a flat management structure similar to that of a small merchant bank. As we do not have any material operational responsibilities, our focus is on new investments and our flat management structure allows many of our team members to take on multidisciplinary roles for corporate development opportunities. Our board of directors has significant experience in mining, oil & gas and corporate finance.

Our Vision and Business Model

Our vision is to be the leading gold-focused royalty and stream company dedicated to the maximization of shareholder value. We believe we can achieve this through sound management of our current portfolio and through accretive transactions using a long-term perspective. Our business model is to grow our portfolio with acquisitions of high quality, high margin assets limiting our downside exposure but retaining the full upside potential of higher commodity prices and/or new exploration discoveries.  Our growth strategy is predicated on increasing net asset value (“NAV”) on a per share basis, as we strongly believe that sustainable growth in per share NAV will be reflected in growth in our share price. Accordingly, NAV accretion per share is one of our key acquisition metrics. We are firm believers that maintaining a strong precious metals focus will allow us to preserve our premium valuation. However, we will remain vigilant for opportunities in all resource sectors. Maintaining and managing a diversified, high margin portfolio with low overheads provides the strong operating cash flow required to fuel organic growth. We believe in maintaining a strong balance sheet to allow us to be opportunistic in any environment.  We do not hedge any of our commodity exposures.

2011 Overview

Commodity prices

The market prices of gold and PGMs are the primary drivers of our profitability and ability to generate cash flow for our shareholders with approximately 90% of our revenues being generated by precious metals. Commodity prices have remained strong for the three and nine months ended September 30, 2011 although with significant volatility, when compared to the three and nine months ended September 30, 2010.  In fact, for the nine months ended September 30, 2011, the gold price averaged $1,530 per ounce, a 30% increase over the average gold price for the nine months ended September 30, 2010 of $1,177 per ounce. Concerns about the global economy, monetary policies, sovereign debt issues, specifically in Europe, and geopolitical issues have positively impacted commodity prices, gold in particular.  Gold has continued to attract investors as it is viewed as a safe haven investment and a hedge against inflation.

Platinum and palladium averaged $1,782 and $768 per ounce, respectively, in the first nine months of 2011 which represented an increase of 13% and 61%, respectively, over the average prices for the same period of 2010. Oil prices averaged $94 per barrel for the nine months ended September 30, 2011, compared to $77 per barrel for the comparable period in 2010, an increase of 21%.

The average gold price for the third quarter of 2011 was $1,700 per ounce compared with $1,227 per ounce for the third quarter of 2010, an increase of 39%. Platinum and palladium had average prices of $1,771 per ounce and $754 per ounce, respectively, for the three months ended September 30, 2011 compared with $1,553 per ounce for platinum and $495 per ounce for palladium in the third quarter of 2010.

Average Commodity Prices and Foreign Exchange Rates

Currency exchange rates

The Company’s performance is impacted by foreign currency fluctuations of the Canadian dollar, Mexican peso and Australian dollar relative to the US dollar. The largest exposure the Company has is with respect to the Canadian/US dollar exchange rate as the Company holds a significant amount of its assets in Canada and reports its results in US dollars. The US dollar strengthened against the Canadian dollar during the third quarter of 2011 compared to the second and first quarter of 2011, mainly attributable to concerns over the debt crisis in Europe. In the quarter, the Australian dollar traded in a range of $0.9070 to $1.0263 against the US dollar.

The effect of this volatility in the currencies against the US dollar impacts the Company’s corporate administration, business development expenses and depletion on oil & gas interests incurred in its Canadian and US entities due to their respective functional currencies.

Average Foreign Exchange Rates (CDN$/US$)

	2011	2010
Three months ended September 30	1.0197	0.9625
Nine months ended September 30	1.0225	0.9659

Operating results

Results for the nine months ended September 30, 2011 include the financial results of Gold Wheaton Gold Corp. (“Gold Wheaton”) for the period March 14, 2011 to September 30, 2011. The Company acquired Gold Wheaton on March 14, 2011 for a total purchase price of $1.1 billion. The acquisition added five new streams to the Company’s portfolio increasing its exposure to gold and PGMs.

The Company’s royalty and stream portfolio continues to perform strongly due to a combination of higher commodity prices, organic growth within the portfolio and new acquisitions.

Outlook for Remainder of 2011

The following contains forward-looking statements about our outlook for the remainder of 2011. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements in the following, please see the

Cautionary Statement, the “Risk Factors” section of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on www.sec.gov.

Revenue was $292.7 million for the nine months ended September 30, 2011 compared to $152.3 million for the same period in 2010.  In August 2011, the Company updated its 2011 revenue guidance to be between $375 million and $400 million which compares to $227.2 million earned in 2010. The Company is maintaining its revenue guidance for 2011 assuming current commodity prices and the steady state of operations of our assets subject to potential issues highlighted below.

Throughout 2011, the Company benefitted from the continued strengthening of commodity prices underlying our asset portfolio. The following are some expectations and trends related to some of our key assets for the fourth quarter of 2011 and into 2012:

•                  Palmarejo is expected to continue to be a significant component of revenue in the fourth quarter of 2011 and 2012 as the royalty includes minimum production provisions.

•                  The Sudbury Basin stream assets, acquired through the Gold Wheaton acquisition, continued to generate significant revenue for the Company, representing 14% of revenue in both the three and nine months ended September 30, 2011. Precious metal production from the McCreedy mine has been significantly reduced in the third quarter as the mine focused on nickel production which is expected to continue through to 2012. Quadra FNX Mining Ltd. (“Quadra FNX”) announced an agreement with Xstrata Nickel (“Xstrata”) to utilize Xstrata’s neighbouring Craig shaft to access the Morrison deposit at Levack which Quadra FNX expects will help accelerate production at Morrison. The timing of this increased production has not been disclosed by Quadra FNX.

•                  Goldstrike production is expected to be lower in the fourth quarter and into 2012 due to waste stripping activities. NPI revenue is expected to become more significant than the NSR revenue based on current or higher gold prices.

•                  In September, First Uranium Corporation (“First Uranium”), the operator of MWS, announced that it had received a letter from the South African Minister of Mineral Resources purporting to “withdraw” the new order mining right for the MWS operations.  First Uranium continues to operate MWS while working to rectify the issue. Should First Uranium be unable to resolve this issue and cease to operate MWS, the Company’s revenues would be negatively impacted, as MWS accounted for 11% and 8% of the Company’s revenues in the three and nine months ended September 30, 2011, respectively.

•                  First Uranium also operates Ezulwini, where the Company has a 7% stream on gold production. Ezulwini has experienced a slow ramp up in both production volumes and recovered grades.  The Company has benefitted from a minimum ounce provision of 19,500 ounces in 2011 and will be paid based on actual production in 2012.

•                  The Company continues to expect to be paid 11,250 ounces of gold in 2011 for its Gold Quarry royalty based on the minimum royalty provision.

•                  Revenue from our PGMs assets are expected to be lower in the fourth quarter of 2011 compared to the third quarter of 2011 due to the weakening of PGM commodity prices.

•                  Our Tasiast royalty, operated by Kinross Gold, began royalty payments in the third quarter of 2011. According to its public disclosures, Kinross Gold continues to expend significant capital at Tasiast and has announced expansion plans for the operation which it envisions increasing production to 1.5 million ounces by 2015. Revenue for the Company in 2012 from Tasiast will be higher due to receiving a full year of production.

•                  The Company also expects new contributors to its revenue in the fourth quarter of 2011 and into 2012 from recent acquisitions, such as Edikan and Canadian Malartic; and organic growth from existing assets as projects move into production or thresholds are surpassed, such as the Musselwhite and Macassa net profit interests (“NPI”s).  The Hemlo NPI is expected to contribute to revenue late in 2012.

To be consistent with prior guidance, the Company’s 2011 revenue guidance is based on gross revenue and is before the payment of $400 per gold equivalent ounce paid by the Company for each ounce under any of its stream agreements. Management is also assuming the continued steady state of operations from its other assets, not identified above.  The Company continues to expect approximately 90% of 2011 revenue will be generated from precious metal assets.  On the same basis, this compares to 2010’s full year revenue total of $227.2 million of which 76 % was from precious metal assets.

Business Developments

a)            Lumina Royalty Corp.

On September 21, 2011, Franco-Nevada and Lumina Royalty Corp. (“Lumina”) entered into an arrangement agreement pursuant to which Franco-Nevada will acquire all of the outstanding common shares of Lumina by way of a court approved plan of arrangement for $66 million payable in Franco-Nevada common shares and 2017 Warrants. Under the agreement, Lumina shareholders will receive 0.03487 Franco-Nevada common shares and 0.01917 2017 Warrants for each Lumina common share held.  Closing of the transaction is subject to customary conditions, including (i) the approval of Lumina shareholders at a special meeting of shareholders (66 2/3% of the votes cast and majority of the minority approval); (ii) the approval of the Supreme Court of British Columbia; and (iii) the approval of the TSX and NYSE for the issuance of the Franco-Nevada common shares and 2017 Warrants. The transaction is expected to close prior to December 31, 2011.

Lumina holds the following royalty interests:

•                  a 1.5% net smelter return (“NSR”) royalty on Teck Resources Ltd.’s Relincho copper/molybdenum project located in Region III, Chile;

•                  a 1.08% NSR royalty on Lumina Copper Corp.’s Taca Taca copper/gold/molybdenum project located in Salta Province, Argentina;

•                  a fixed rate copper royalty and a 1.5% NSR on Coro Mining Corp.’s San Jorge copper/gold/molybdenum project located in Mendoza Province, Argentina; and

•                  a 2% NSR royalty on open pit mining and a 1% NSR on underground mining on a portion of Los Andes Copper Limited’s Vizcachitas copper/molybdenum project located in Region V, Chile.

b)            New York Stock Exchange (“NYSE”) Listing

On September 8, 2011, the Company’s common shares began trading on the NYSE under the symbol “FNV”.

c)             Phoenix Gold Royalty

On August 31, 2011, the Company acquired a 2.0% gross royalty payable on part of Rubicon Minerals Corporation’s Phoenix gold project in Red Lake, Ontario lying primarily beneath the waters of Red Lake.  Rubicon has an option to repurchase a 0.5% gross royalty from the Company.  The purchase price was approximately $23.7 million payable by the issuance of 550,000 common shares of the Company.

d)            Canadian Malartic Royalty

On July 12, 2011, the Company acquired a 1.5% gross overriding metal royalty encompassing seven mining claims which comprise a portion of Osisko Mining Corporation’s Canadian Malartic project. The purchase price was C$9.7 million payable by the issuance of 267,000 common shares of the Company.

e)             Edikan Royalty (formerly the Central Ashanti Gold Project)

On June 29, 2011, the Company acquired a 2% to 3% sliding scale NSR royalty on all production from the Ayanfuri concession in Ghana for $35 million in cash.

All of the above mentioned acquisitions are classified as asset acquisitions under IFRS.

f)                Credit Facility

On June 29, 2011, the Company terminated its credit facility and replaced it with a new $175 million credit facility expiring in June 2014.  The new credit facility is unsecured and provides increased flexibility for the Company, removes costly administrative requirements and is expected to result in lower ongoing costs.

g)            Dividend Policy

On March 25, 2011, the Board of Directors of the Company approved a plan to increase the monthly dividend to $0.04 per share effective July 2011. The Company’s annual dividend payments have increased from C$0.24 per share ($0.22 per share) in 2008 to $0.48 on an annualized basis, an increase of approximately 118%. Shareholders can elect to receive their dividends in Canadian or US dollars.

h)  Quadra FNX Mining Ltd.

On January 5, 2011, Franco-Nevada acquired 56,464,126 common shares of Gold Wheaton from Quadra FNX, representing approximately 34.5% of Gold Wheaton’s outstanding common shares, for C$4.65 per share in cash. The Company topped up Quadra FNX’s total consideration to C$5.20 per share in cash on March 21, 2011, which was the same consideration received by Gold Wheaton shareholders.

i)  Gold Wheaton Acquisition

On March 14, 2011, the Company and Gold Wheaton completed a plan of arrangement pursuant to which Franco-Nevada acquired all of the issued and outstanding shares of Gold Wheaton that it did not already own and Gold Wheaton amalgamated with a wholly-owned subsidiary of the Company to form Franco-Nevada GLW Holdings Corp.

The Company issued 11,654,127 common shares and paid C$259.5 million in cash to shareholders of Gold Wheaton upon closing. In addition, the Company reserved for issuance an additional 6,857,448 common shares for the exercise of outstanding Gold Wheaton warrants and stock options.

On December 31, 2010, the Company acquired 10% secured notes of Gold Wheaton (the “Senior Secured Notes”) from third parties with an aggregate face value of C$100 million. The Senior Secured Notes were purchased for C$110 million plus accrued interest. The purchase price was equal to the price at which the holder of the note had the right to call the notes in the event of a change of control of Gold Wheaton. Notes with a face value of C$7 million remained outstanding to third parties following the closing of the acquisition of Gold Wheaton and were repaid on March 20, 2011.

The Gold Wheaton acquisition was accounted for as a business combination with the estimate of fair value as follows:

Purchase Price (in millions of US dollars):

Cash consideration, including Quadra FNX block and Senior Secured Notes	$677.7
Common shares issued	402.5
Warrants	28.6
Options	11.9
Original cost of common shares held in Gold Wheaton	9.6
Mark-to-market gain on common shares held in Gold Wheaton	11.0
$1,141.3

Net assets acquired:

Cash and cash equivalents	$190.8
Short-term investments	49.1
Receivables	48.4
Prepaid and other	2.7
Mineral interests	871.0
Note receivable	15.2
Investments	23.6
Accounts payable and accrued liabilities	(17.9)
Long-term liabilities	(7.9)
Future income taxes	(33.7)
$1,141.3

In determining fair value estimates, the Company retained SRK Consulting (US), Inc. (“SRK”) to conduct an independent valuation on Gold Wheaton’s stream interests. SRK used an income approach to valuing the stream assets which incorporated public information from the operators, consensus commodity pricing assumptions, and SRK and management’s best estimates and judgments related to resource conversion and NAV multiplier assumptions. For Gold Wheaton’s other assets and liabilities, the fair values were estimated from a combination of quoted prices, a review of carrying values and management’s best estimate.

During the nine months ended September 30, 2011, the Company recorded a gain on acquisition of Gold Wheaton of $5.7 million which included $13.5 million in mark-to-market gains on the common shares held in Gold Wheaton prior to the acquisition, including the shares acquired from Quadra FNX. The mark-to-market gains were offset by transaction costs of $7.8 million.

j)           Adoption of IFRS

The Company adopted IFRS effective January 1, 2011. The financial results discussed in this MD&A were prepared in accordance with IFRS, including relevant prior year comparative amounts.  Under IFRS, certain deferred tax balances, which arose from previous asset acquisitions, are removed from the carrying value of the related asset. As a result, the conversion to IFRS resulted in lower depletion expense on these assets going forward on an annual basis.  In addition, the Company changed its accounting policy with respect to its Palmarejo and Hislop interests which eliminated the fair value changes that were being included in revenue in the statement of income under Canadian generally accepted accounting principles (“GAAP”). Palmarejo and Hislop are accounted for under the historical cost method under IFRS and are depleted on a units-of-production basis as is consistent with the Company’s other royalty and stream assets. For a discussion of our significant accounting policies, refer to note 2 of the Company’s interim consolidated financial statements for the nine months ended September 30, 2011.

Non-IFRS Financial Measures – EBITDA, Adjusted EBITDA and Adjusted Net Income

With the transition to IFRS and the associated changes to the Company’s accounting policies, management has reviewed its previous non-GAAP financial metrics and determined that some of them no longer apply, specifically Royalty Revenue and Free Cash Flow, as the accounting for the Palmarejo and Hislop interests by the Company has changed significantly under IFRS.

EBITDA

EBITDA is a non-IFRS financial measure, which excludes the following from net income:

•                  Income tax expense;

•                  Finance costs;

•                  Finance income; and

•                  Depletion and depreciation.

Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to: fund working capital needs, service working interest capital requirements, fund acquisitions and dividend payments.

Management uses EBITDA for this purpose. EBITDA is frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor of an “EBITDA multiple” that is based on observed or an inferred relationship between EBITDA and market valuations to determine the approximate total enterprise value of a company.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net income:

•                  Income tax expense;

•                  Finance costs;

•                  Finance income;

•                  Foreign exchange gains and losses;

•                  Gains and losses on the sale of investments;

•                  Income and losses from equity investees;

•                  Impairment charges related to royalty and stream interests and investments; and

•                  Depletion and depreciation.

Management uses Adjusted EBITDA to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income in this measure include items that are both recurring and non-recurring, management believes that Adjusted EBITDA is a useful measure of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results.

Adjusted Net Income

Adjusted Net Income is a non-IFRS financial measure, which excludes the following from net income:

•                  Foreign exchange gains and losses;

•                  Gains and losses on the sale of investments;

•                  Impairment charges related to royalty, stream and working interests and investments;

•                  Unusual non-recurring items; and

•                  Impact of income taxes on these items.

Management uses Adjusted Net Income to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Management believes that Adjusted Net Income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to Net Income in this measure include items that are both recurring and non-recurring, management believes that Adjusted Net Income is a useful measure of the Company’s performance because foreign exchange, gains/losses on sale of investments and impairment charges do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results.

As noted, the Company uses these measures for its own internal purposes. Management’s internal budgets and forecasts do not reflect potential impairment charges, fair value changes or foreign currency translation gains or losses. Consequently, the presentation of these non-IFRS financial measures enables investors and analysts to better understand the underlying operating performance of our business through the eyes of management. Management periodically evaluates the components of these non-IFRS financial measures based on an internal assessment of performance metrics that it believes are useful for evaluating the operating performance of our business segments and a review of the non-IFRS measures used by analysts and other royalty/stream companies.

EBITDA, Adjusted EBITDA and Adjusted Net Income are intended to provide additional information to investors and analysts, do not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, Adjusted EBITDA and Adjusted Net Income differently.

(See “Non-IFRS Financial Measures - Reconciliation” for additional information).

Selected Financial Information

Selected quarterly financial information derived from the Company’s financial statements is set out below:

(Expressed in millions of US	For the three months ended September 30,				For the nine months ended September 30,
dollars, except per share			Variance				Variance
amount)	2011	2010	$	%	2011	2010	$	%
Statement of Income and Comprehensive Income (Loss)
Revenue	$113.3	$55.0	58.3	106%	$292.7	$152.3	140.4	92%
Cost of sales	16.2	7.9	8.3	105%	45.9	21.4	24.5	114%
Depletion and depreciation	34.7	19.7	15.0	76%	97.4	61.8	35.6	58%
Corporate administration and business development	4.9	4.1	0.8	20%	13.7	12.1	1.6	13%
Operating income	57.5	23.3	34.2	147%	135.7	57.0	78.7	138%
Net income	$44.1	$8.1	36.0	444%	$98.6	$45.4	53.2	117%
Basic earnings per share	$0.35	$0.07	0.28	400%	$0.80	$0.40	0.40	100%
Diluted earnings per share	$0.34	$0.07	0.27	386%	$0.79	$0.39	0.40	103%
Statement of Cash flows
Net cash provided by operating activities, before changes in non-cash assets and liabilities	$79.2	$40.4	38.8	96%	$196.3	$107.2	89.1	83%

	September 30, 2011	December 31, 2010	January 1, 2010
Balance Sheet
Cash and cash equivalents	$333.6	$413.9	$122.6
Short-term investments	37.9	133.8	377.5
Total assets	2,559.9	2,007.0	1,840.8

Deferred income tax liabilities	34.3	—	—
Total shareholders’ equity	$2,488.5	$1,980.6	$1,831.4

Working capital	$420.3	572.7	518.7
Debt	—	—	—

Selected quarterly financial information derived from the Company’s financial statements is set out below:

(Expressed in millions	Prepared in accordance with IFRS							Prepared in accordance with Canadian GAAP
of US dollars, except	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
per share amounts)	2011	2011	2011	2010	2010	2010	2010	2009
Revenue	$113.3	$106.3	$73.1	$74.9	$55.0	$50.3	$47.0	$80.4
Cost and expenses	55.8	61.1	40.2	44.6	31.7	34.0	29.5	28.7
Operating income	57.5	45.3	32.9	30.3	23.3	16.2	17.4	51.7
Other income (expenses)	6.1	0.8	(2.6)	(4.9)	(6.4)	18.3	8.0	(9.8)
Income tax expense	19.5	12.8	9.1	8.1	8.7	12.2	10.4	2.2
Net Income	44.1	33.3	21.2	17.2	8.1	22.3	15.0	39.7

Basic earnings per share	$0.35	$0.27	$0.18	$0.15	$0.07	$0.20	$0.13	$0.36
Diluted earnings per share	$0.34	$0.26	$0.18	$0.15	$0.07	$0.19	$0.13	$0.36

Financial Performance:

Net Income

Net income for the three months ended September 30, 2011 was $44.1 million, or $0.35 per share, compared with $8.1 million, or $0.07 per share, for the three months ended September 30, 2010.  Net income for the nine months ended September 30, 2011 was $98.6 million, or $0.80 per share, compared with $45.4 million, or $0.40 per share, for the nine months ended September 30, 2010.  The increase in net income for both the quarter and year-over-year is attributable to a combination of factors ranging from higher commodity prices resulting in increased revenue, organic growth of the portfolio with new royalties generating revenue and the acquisition of new assets most notably Gold Wheaton which closed in March 2011.

Net Income Reconciliation — Q3 2010 to Q3 2011

(Expressed in millions of US dollars)

Net Income Reconciliation — 9 Months of 2010 to 9 Months of 2011

(Expressed in millions of US dollars)

Revenue

Revenue for the three months ended September 30, 2011 was $113.3 million compared to $55.0 million for the three months ended September 30, 2010, an increase of 106%.

Quarterly Revenue by Commodity

(In accordance with IFRS accounting policies)

With the transition to IFRS, the Company has revised its method for accounting for its stream assets. Revenue earned in the period is recorded prior to the per ounce deduction as outlined in the stream contracts. The per ounce cost for each ounce received has been included in cost of sales within costs and expenses on the statement of income and comprehensive income (loss). The impact of this accounting policy is an increase to revenues with a corresponding increase to cost of sales. In addition, as part of the adoption of IFRS, the Company adopted an accounting policy with respect to the royalty and stream interests related to minimum payment provisions contained in the underlying contracts. Under IFRS, these minimum provisions within these current contracts are recorded at historical cost and depleted on a units-of-production basis. The impact of this accounting policy choice is the elimination of fair value fluctuations from revenue.

Gold revenue for the three months ended September 30, 2011 totaled $86.9 million compared to $44.1 million for the third quarter of 2010.  The largest contributors were Palmarejo, Goldstrike (NPI and NSR), MWS, Ezulwini and Gold Quarry which together accounted for 76 % of gold revenue for the three months ended September 30, 2011.  Gold revenue from the Gold Wheaton streams totaled $24.6 million which represented 28.4% of gold revenue for the quarter.  Revenue in the quarter from Palmarejo increased over the comparable period in 2010 due to higher production and higher average gold prices. For Gold Quarry, revenue was higher in the third quarter of 2011 when compared to the same period in 2010 due to a change in recognizing the minimum ounces. Effective January 1, 2011, the Company began recognizing the estimated minimum ounces throughout the year, whereas previously the true-up was recorded in the fourth quarter. Growth in revenue was also attributable to organic growth with certain development assets commencing production, and therefore royalty payments, within the past year. These include Holt, Tasiast and Duketon.

PGM revenue totaled $16.4 million for the three months ended September 30, 2011 compared to $2.4 million in the third quarter of 2010.  The large increase is attributable to the addition of the Gold Wheaton streams which generated $10.3 million in revenue in the quarter as well as Stillwater which saw a 154% increase in revenue over 2010 attributable to higher average PGM prices and higher production.

Oil & gas revenues totaled $8.5 million (or 8% of revenue) for the three months ended September 30, 2011 and other mineral revenue totaled $1.4 million (or 1% of revenue) for the same period.

Revenue Reconciliation — Q3 2010 to Q3 2011

(Expressed in millions of US dollars)

Revenue for the nine months ended September 30, 2011 was $292.7 million compared to $152.3 million for the nine months ended September 30, 2010, an increase of 92%.

Gold revenue totaled $211.6 million for the nine months ended September 30, 2011 compared to $110.4 million for the nine months ended September 30, 2010.  The largest contributors were Palmarejo, Goldstrike (NPI and NSR), MWS, Ezulwini and Gold Quarry which accounted for 76% of the gold revenue for the first nine months of 2011.  For the nine months ended September 30, 2011, the Company recognized $51.2 million in gold revenue from the five Gold Wheaton streams it acquired in March 2011.  The increase in gold revenue was attributable to: (i) Palmarejo due to higher production and average gold prices; (ii) Gold Wheaton assets acquired in March 2011; (iii) Goldstrike’s NSR, due to higher average gold prices; and (iv) Gold Quarry, due to a change in the recognition of the minimum ounces as discussed above. In addition, the Company recorded $6.8 million in gold revenue from assets that had recently moved from the advanced to production stage, such as Holt, Duketon and Tasiast.

PGM revenue totaled $49.6 million for the nine months ended September 30, 2011 compared to $9.7 million for the nine months ended September 30, 2010, an increase of 411%.  The large increase is not only attributable to the addition of the Gold Wheaton streams which generated $30.3 million in revenue in 2011 but also Stillwater which saw a 109% increase in revenue over 2010 due to higher production and higher average PGM prices. PGM revenue has surpassed oil & gas revenue as the Company’s second largest commodity revenue source.

Oil & gas revenues totaled $26.6 million (or 9% of total revenue) for the nine months ended September 30, 2011 and other mineral revenue totaled $4.8 million (or 2% of total revenue) for the same period. Oil & gas revenues have decreased compared to 2010 due to a one-time royalty audit findings adjustment of approximately $3 million, which was recorded in 2010.

Revenue Reconciliation — 9 Months of 2010 to 9 Months of 2011

(Expressed in millions of US dollars)

Revenue Composition

$55.0 million	$113.3 million

Revenue for the three months ended September 30, 2011 was earned 91% from precious metals (77% - gold and 14% - PGMs), 8% from oil & gas (5% - oil and 3% - gas) and 1% other minerals. This compares to 84% from precious metals (80% - gold and 4% - PGMs), 14% from oil & gas (10% - oil and 4% - gas) and 2% from other assets earned in the three months ended September 30, 2010.

Revenue for the nine months ended September 30, 2011 was earned 89% from precious metals (72% - gold and 17% - PGMs), 9% from oil & gas (6% - oil and 3% - gas) and 2% other minerals. This compares to 79% from precious metals (73% - gold and 6% - PGMs), 19% from oil & gas (10% - oil and 9% - gas) and 2% from other assets earned in the nine months ended September 30, 2010.  The significant increase in precious metals is due to the acquisition of Gold Wheaton which has increased the Company’s exposure to precious metals through the five streams acquired.  In addition, there were several royalties which began to generate revenue as production commenced in late 2010 or 2011, as described above.

The charts below indicate the components of revenue for the three months ended September 30, 2011 and September 30, 2010, by type of interest, and highlight the sensitivity of the Company’s revenue to changes in the prices of the underlying commodities.

Revenue Components

$55.0 million	$113.3 million

Revenue for the three and nine months ended September 30, 2011 and 2010, respectively, was comprised of the following:

(Expressed in thousands of US dollars)

Property	Interest	Operator	Three Months Ended September 30, 2011	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Gold
Goldstrike — NSR	NSR 2-4%	Barrick Gold Corporation	$5,681	$4,521	$15,126	$12,422
Goldstrike — NPI	NPI 2.4-6%	Barrick Gold Corporation	8,761	11,691	20,880	23,615
Palmarejo	50% Stream	Coeur d’Alene Mines Corporation	26,140	18,381	72,698	47,400
Gold Quarry	NSR 7.29%	Newmont Mining Corporation	5,645	1,392	12,077	4,004
Sudbury-Levack	50% Stream	Quadra FNX Mining Ltd.	2,672	—	4,897	—
Sudbury-McCreedy	50% Stream	Quadra FNX Mining Ltd.	473	—	1,917	—
Sudbury-Podolsky	50% Stream	Quadra FNX Mining Ltd.	1,723	—	3,456	—
MWS	25% Stream	First Uranium Corporation	11,671	—	21,745	—
Marigold	NSR 1.75-5%	Goldcorp Inc.	2,614	1,402	6,810	6,167
Tasiast	NSR 2%	Kinross Gold Corporation	1,503	—	1,503	—
Bald Mountain	NSR 1-4%	Barrick Gold Corporation	586	(135)	1,929	864
Bronzewing	NSR 1%	Navigator Resources Limited	198	341	687	341
Cerro San Pedro	GR 1.95%	New Gold Inc.	1,473	1,224	4,414	2,374
Dee (Storm/ S. Arturo)	GR 4-9%	Barrick Gold Corporation	100	100	200	200
Duketon	NSR 2%	Regis Resources Ltd.	945	—	2,115	—
Ezulwini	7% Stream	First Uranium Corporation	8,108	—	19,188	—
Golden Highway-Hislop	NSR 4%	St Andrew Goldfields Ltd.	469	381	1,382	840
Golden Highway-Holloway	NSR 2-15%	St Andrew Goldfields Ltd.	1,007	1,300	2,516	3,686
Golden Highway-Holt	NSR 2-10%	St Andrew Goldfields Ltd.	1,614	—	3,047	—
Hemlo	NSR 3%	Barrick Gold Corporation	257	30	849	43
Henty	ORR 1-10%	Unity Mining Limited	877	602	2,781	1,403
Hollister	NSR 3-5%	Great Basin Gold Limited	1,458	570	3,861	628
Ity	NSR 1-1.5% (approx.)	La Mancha Resources Inc.	112	—	112	—
Mesquite	NSR 0.5-2%	New Gold Inc.	1,101	758	3,532	2,776
Mouska	GR 2%	IAMGOLD Corporation	9	3	14	63
Mt. Muro	NSR 3-7%	Straits Resources Limited	703	334	945	909
North Lanut	NSR 5%	PT Bara Kutai Energy	614	623	1,955	1,607
Robinson	NSR/Other	Quadra FNX Mining Ltd.	31	159	89	278
South Kalgoorlie	NSR 1.75%	Alacer Gold Corp.	312	289	669	674
Other	Various	Various	41	157	233	118
			86,898	44,123	211,627	110,412
PGMs
Stillwater	NSR 5%	Stillwater Mining Company	6,126	2,412	19,285	9,228
Sudbury-Levack	50% Stream	Quadra FNX Mining Ltd.	4,853	—	12,707	—
Sudbury-McCreedy	50% Stream	Quadra FNX Mining Ltd.	554	—	7,176	—
Sudbury-Podolsky	50% Stream	Quadra FNX Mining Ltd.	4,892	—	10,415	—
Pandora	NPI 5%	Angloplat/Lonmin plc	—	—	—	487
			16,425	2,412	49,583	9,715
Other Minerals
Mt. Keith	NPI 0.25%, NSR 0.375%	BHP Billiton Limited	911	758	3,326	2,047
Robinson	NSR/Other 0.225%/0.25%	Quadra FNX Mining Ltd.	245	174	636	529
Eagle Picher	Other	EP Minerals, LLC	93	76	329	261
Kasese	Other	Blue Earth Refineries Inc.	10	25	78	271
Lounge Lizard	GR 2%	Kagara Ltd.	137	37	467	37
			1,396	1,070	4,836	3,145
Oil and Gas
Edson	ORR 15%	Canadian Natural Resources Ltd.	2,081	1,920	6,072	10,269
Weyburn	ORR/WI 1.11%/0.44%	Cenovus Energy Inc.	2,942	2,590	9,098	8,204
Midale	ORR/WI 1.59%/0.967%	Apache Canada Ltd.	997	829	3,099	2,788
Other	Various	Various	2,477	2,049	8,303	7,528
			8,497	7,388	26,572	28,789
Royalty, Stream and Working Interest Revenue			$113,216	$54,993	$292,618	$152,061
Other Revenue
Dividends and other			48	46	106	190
Revenue			$113,264	$55,039	$292,724	$152,251

Revenue continues to be earned from royalty and stream interests in lower risk countries with 80% of revenue being generated from assets located in North America and Australia in the third quarter of 2011. For the nine months ended September 30, 2011, 84% of revenue was earned from assets in North America and Australia.

Revenue by Country

Three Months Ended September 30, 2011

Nine Months Ended September 30, 2011

Dividend income from equity investments classified as “available-for-sale” was $0.05 million and $0.05 million for the three months ended September 30, 2011 and 2010, respectively.

Dividend income from equity investments classified as “available-for-sale” was $0.1 million and $0.2 million for the nine months ended September 30, 2011 and 2010, respectively.

Costs and Expenses

Costs and expenses for the three months ended September 30, 2011 were $55.8 million compared to $31.7 million in the three months ended September 30, 2010. The following table provides a list of the costs and expenses incurred by the Company for the three months ended September 30, 2011 and 2010.

	Three months ended September 30,
			Variance
(In millions of US dollars)	2011	2010	$	%
Cost of sales	$16.2	$7.9	8.3	105%
Depletion and depreciation	34.7	19.7	15.0	76%
Corporate administration	4.4	3.6	0.8	22%
Business development	0.5	0.5	—	—
	$55.8	$31.7	24.1	76%

Costs of sales, which comprise the cost of gold equivalent ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $16.2 million for the three months ended September 30, 2011 compared with $7.9 million for the three months ended September 30, 2010. The increase of $8.3 million is attributable to (i) higher cost of stream sales of $7.7 million due to the addition of five stream contracts from the Gold Wheaton acquisition; (ii) higher production taxes on our oil & gas assets ($0.2 million); and (iii) higher net proceeds taxes in Nevada ($0.2 million) and Montana ($0.2 million) due to increased revenues earned from the Goldstrike NSR and Stillwater in 2011 compared with 2010.

Depletion and depreciation totaled $34.7 million for the three months ended September 30, 2011.  For the three months ended September 30, 2010, depletion and depreciation was $19.7 million.  The increase in depletion of $15.0 million is primarily due to depletion on the stream interests acquired as part of the Gold Wheaton acquisition ($13.3 million), higher depletion on Gold Quarry ($1.7 million) due to the inclusion of the minimum royalty provision accrual, Palmarejo ($1.6 million), Stillwater ($1.2 million) and oil & gas interests ($1.2 million), due to higher production levels; offset partially by lower depletion on Goldstrike ($4.0 million) as a result of lower Goldstrike revenue from the NPI.

Depletion Reconciliation — Q3 2010 to Q3 2011

(Expressed in millions of US dollars)

Corporate administration increased to $4.4 million for the third quarter of 2011 from $3.6 million for the same period of the prior year. The increase is due to higher legal, tax and other advisory fees ($0.7 million), filing fees related to the listing of the Company’s common shares on NYSE ($0.3 million), and office costs ($0.4 million) due to additional administrative costs associated with the Gold Wheaton acquisition, partially offset by lower stock-based compensation in 2011 ($0.6 million).

Business development expenses were $0.5 million and $0.5 million for the three months ended September 30, 2011 and 2010, respectively. Timing of incurring these costs will vary depending upon the timing and level of activity of the business development team on completing transactions.

Costs and expenses for the nine months ended September 30, 2011 were $157.0 million compared to $95.3 million in the nine months ended September 30, 2010. The following table provides a list of all costs and expenses incurred by the Company for the nine months ended September 30, 2011 and 2010.

	Nine months ended September 30,
			Variance
(In millions of US dollars)	2011	2010	$	%
Cost of sales	$45.9	$21.3	24.6	115%
Depletion and depreciation	97.4	61.8	35.6	58%
Corporate administration	12.4	10.7	1.7	16%
Business development	1.3	1.5	(0.2)	(13)%
	$157.0	$95.3	61.7	65%

Costs of sales, which comprise the cost of gold equivalent ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests, were $45.9 million for the nine months ended September 30, 2011 compared with $21.3 million for the nine months ended September 30, 2010. The increase of $24.6 million is attributable to (i) higher cost of stream sales ($22.5 million) with the addition of five stream contracts from the Gold Wheaton acquisition; (ii) higher production taxes and operating costs on our oil & gas assets ($0.7 million);  and (iii) higher net proceeds taxes in Nevada ($0.8 million) and Montana ($0.6 million) due to increased revenues earned from the Goldstrike NSR and Stillwater in the first nine months of 2011 when compared to the same period in 2010.

Depletion and depreciation totaled $97.4 million for the nine months ended September 30, 2011.  For the nine months ended September 30, 2010, depletion and depreciation was $61.8 million.  The increase in depletion of $35.6 million is primarily due to depletion on the stream interests acquired as part of the Gold Wheaton acquisition ($34.6 million), higher depletion on Palmarejo ($6.3 million), Stillwater ($3.2 million) due to higher production levels, Gold Quarry ($3.1 million) due to inclusion of minimum royalty provision accrual, partially offset by lower depletion on Goldstrike ($7.1 million), oil & gas ($4.4 million) and North Lanut ($1.2 million), all due to lower revenues earned.

Depletion Reconciliation — 9 Months 2010 to 9 Months 2011

(Expressed in millions of US dollars)

Corporate administration increased to $12.4 million for the nine months ended September 30, 2011 from $10.7 million for the same period of the prior year. The increase is due to higher legal, tax and other advisory fees ($0.9 million), stock-based compensation expense ($0.6 million), filing fees related to the listing of the Company’s common shares on NYSE ($0.3 million), and office costs ($0.6 million) due to additional administrative costs associated with the Gold Wheaton acquisition, partially offset by lower capital taxes which were eliminated in July 2010 ($0.7 million).

Business development expenses were $1.3 million and $1.5 million for the nine months ended September 30, 2011 and 2010, respectively.

Non-IFRS Financial Measures — Reconciliation

EBITDA, Adjusted EBITDA and Adjusted Net Income are non-IFRS financial measures which management believes are valuable indicators of the Company’s ability to generate liquidity from operating cash-flows to fund future acquisitions and dividends.

(See Non-IFRS Financial Measures — EBITDA, Adjusted EBITDA and Adjusted Net Income above for definitions).

For the quarter ended September 30, 2011, EBITDA was $97.2 million, or $0.76 per share, compared with $36.4 million, or $0.32 per share, for the prior period of the comparable year. For the nine months ended September 30, 2011, EBITDA was $236.6 million, or $1.92 per share, compared with $137.2 million, or $1.20 per share, for the prior period of the comparable year.

For the three months ended September 30, 2011, Adjusted EBITDA was $92.2 million, or $0.73 per share, compared with $43.0 million, or $0.38 per share, for the three months ended September 30, 2010.  For the nine months ended September 30, 2011, Adjusted EBITDA was $233.1 million, or $1.89 per share, compared with $118.7 million, or $1.04 per share, for the nine months ended September 30, 2010.

For the three months ended September 30, 2011, Adjusted Net Income was $39.8 million, or $0.31 per share, compared with $13.8 million, or $0.12 per share, for the three months ended September 30, 2010. For the nine months ended September 30, 2011, Adjusted Net Income was $94.3 million, or $0.76 per share, compared with $28.7 million, or $0.25 per share, for the nine months ended September 30, 2010.

Below are reconciliations of Net Income to EBITDA, Net Income to Adjusted EBITDA and Net Income to Adjusted Net Income and the calculations of per share amounts for the three and nine months ended September 30, 2011 and 2010:

	Three months ended September 30,		Nine months ended September 30,
(Expressed in millions except per share amounts)	2011	2010	2011	2010
Net Income	$44.1	$8.1	$98.6	$45.4
Income tax expense	19.5	8.7	41.4	31.3
Finance costs	0.2	0.6	2.1	1.6
Finance income	(1.3)	(0.7)	(2.9)	(2.9)
Depletion and depreciation	34.7	19.7	97.4	61.8
EBITDA	$97.2	$36.4	$236.6	$137.2

Basic Weighted Average Shares Outstanding	127.1	114.1	123.4	114.0
EBITDA per share	$0.76	$0.32	$1.92	$1.20

Commodity
Gold	$70.2	$33.7	$156.3	$82.7
PGM	13.5	2.2	43.2	8.9
Oil & Gas	7.1	6.1	21.3	24.1
Other	1.3	0.9	4.4	2.8
Corporate	5.1	(6.5)	11.4	18.7
EBITDA	$97.2	$36.4	$236.6	$137.2

Geographic
US	$29.5	$20.3	$73.7	$53.2
Canada	22.0	7.7	63.8	35.4
Mexico	20.3	12.1	51.2	29.8
Australia	3.2	1.9	9.4	4.1
South Africa	15.9	—	29.8	0.5
Other	6.3	(5.6)	8.7	14.2
EBITDA	$97.2	$36.4	$236.6	$137.2

Revenue type
Revenue-based	$36.7	$18.3	$95.4	$59.4
Streams	44.8	11.0	105.3	27.6
Profit-based	8.1	12.1	18.6	25.0
Working interest	2.2	1.3	5.1	5.8
Other	5.4	(6.3)	12.2	19.4
EBITDA	$97.2	$36.4	$236.6	$137.2

Net Income	$44.1	$8.1	$98.6	$45.4
Income tax expense	19.5	8.7	41.4	31.3
Finance costs	0.2	0.6	2.1	1.6
Finance income	(1.3)	(0.7)	(2.9)	(2.9)
Depletion and depreciation	34.7	19.7	97.4	61.8
Foreign exchange gains/losses and other expenses	1.2	9.0	6.7	6.0
Loss from equity investee	—	—	1.7	—
Gain on investments	(6.2)	(2.4)	(11.9)	(24.6)
Adjusted EBITDA	$92.2	$43.0	$233.1	$118.6
Adjusted EBITDA per share	$0.73	$0.38	$1.89	$1.04

Net income	$44.1	$8.1	$98.6	$45.4
Foreign exchange (gain) loss and other expenses, net of income tax	(0.6)	7.7	3.2	4.4
Gain on acquisition of Gold Wheaton/sale of investments, net of income tax	(5.4)	(2.0)	(17.0)	(21.1)
Mark-to-market changes on derivative	1.7	—	2.1	—
Loss from equity investee, net of income tax	—	—	1.2	—
Transaction costs of Gold Wheaton, net of income tax	—	—	5.6	—
Credit facility costs written off, net of income tax	—	—	0.6	—
Adjusted Net Income	$39.8	$13.8	$94.3	$28.7
Adjusted Net Income per share	$0.31	$0.12	$0.76	$0.25

Foreign exchange gains/losses and other expenses

These include foreign exchange movement related to investments in bonds and other debt securities, such as government and corporate bonds, treasury bills and inter-company loans, held in the parent Company, which are denominated in either US dollars or Mexican pesos. The parent Company’s functional currency is the Canadian dollar. Under IFRS, all foreign exchange changes related to the debt securities are recorded in net income as opposed to other comprehensive income (loss).

Foreign exchange losses and other expenses were $1.2 million in the third quarter which was comprised of $0.8 million related to foreign exchange losses on debt securities, $2.4 million related to the mark-to-market losses related to the conversion feature of a loan receivable held by Gold Wheaton offset by $2.0 million in unrealized and realized foreign exchange gains on Canadian instruments held by Gold Wheaton and translation amounts. Foreign exchange losses and other expenses were $6.7 million for the nine months ended September 30, 2011 which was comprised of $2.7 million related to foreign exchange losses on debt securities, $3.0 million related to the mark-to-market adjustment of the conversion feature of a loan receivable held by Gold Wheaton and $1.0 million related to the realized and unrealized foreign exchange losses on Canadian instruments held by Gold Wheaton and translation amounts.

Gain on acquisition of Gold Wheaton and other investments

During the nine months ended September 30, 2011, the Company recorded a gain on the acquisition of Gold Wheaton of $5.7 million which consisted of mark-to-market gains of $13.5 million, offset by transaction costs of $7.8 million. The mark-to-market gains related to common shares of Gold Wheaton held by the Company prior to the Gold Wheaton acquisition on March 14, 2011.  Under IFRS, transaction costs associated with a business combination are expensed.

The Company recorded $1.7 million in losses related to the equity investment of Gold Wheaton from the period of January 5, 2011 to March 13, 2011 due to the acquisition of the Quadra FNX block which required equity investment accounting for the period January 5, 2011 to March 13, 2011.

In addition, the Company recorded a gain on the disposal of certain investments of $6.2 million during the nine months ended September 30, 2011.

Finance Costs

For the three months ended September 30, 2011, finance costs were $0.2 million compared with $0.6 million for the three months ended September 30, 2010. For the nine months ended September 30, 2011, finance costs were $2.1 million compared with $1.6 million for the nine months ended September 30, 2010.  Finance costs consist of the costs of maintaining the Company’s credit facility in addition to the amortization of the initial set up costs incurred with respect to the facility.  In the second quarter of 2011, the Company terminated its credit facility and replaced it with a new facility which is expected to reduce administrative costs and provide the Company with greater flexibility. In addition, finance costs for the nine months ended September 30, 2011 include debt issue costs of $0.9 million related to the terminated credit facility.

Income Taxes

For the quarter ended September 30, 2011, the Company had an income tax expense of $19.5 million (2010 — $8.7 million). This is comprised of a current income tax expense of $11.9 million (2010 - $4.6 million) from the Company’s Canadian, US, Mexican and Australian entities and a deferred income tax expense of $7.6 million (2010 - $4.1 million) related to the Company’s Mexican, Canadian and Australian entities. For the nine months ended September 30, 2011, the Company had an income tax expense of $41.4 million (2010 - $31.4 million) which was comprised of a current income tax expense of $32.2 million (2010 - $16.8 million) from the Company’s Canadian, US, Mexican and Australian entities and a net deferred income tax expense of $9.2 million (2010 - $14.5 million) from the Company’s Canadian, Mexican and Barbadian entities offset partially by deferred tax recoveries in its US entity.

The overall effective tax rate for the nine months ended September 30, 2011 was 29.6% compared to 40.8% for 2010.  The decrease is due to the overall percentage of taxable income being derived from higher tax jurisdictions, such as the United States, being lower than previous periods due to the Gold Wheaton acquisition and the impact of the IFRS initial recognition exemption associated with the Company’s investment in the Newmont Exchangeable shares.

Financial Position, Liquidity and Capital Resources

Operating Cash Flow

Cash provided by operating activities before changes in non-cash assets and liabilities was $79.2 million and $40.4 million for the three months ended September 30, 2011 and 2010, respectively. Cash provided by operating activities before changes in non-cash assets and liabilities was $196.3 million and $107.2 million for the nine months ended September 30, 2011 and 2010, respectively.

Investing Activities

Net cash provided by investing activities during the three months ended September 30, 2011 was $22.8 million compared to net cash used in of $107.5 million in the three months ended September 30, 2010.  The increase is largely due to a reduction of invested cash due to the Gold Wheaton acquisition and therefore less cash proceeds from short-term investments. For the nine months ended September 30, 2011, net cash used in investing activities was $244.7 million compared to net cash generated of $223.2 million in 2010. The decrease is due to the acquisition of Gold Wheaton in March 2011.

The Company invests its excess funds in various treasury bills of the US government, Canadian federal and provincial governments and high quality corporate bonds.  As at September 30, 2011, the investments had various maturities upon acquisition of between 14 and 152 days.  Accordingly, as at September 30, 2011, those investments with maturities of three months or less upon acquisition are classified as “cash and cash equivalents” and those with maturities greater than three months are classified as “short-term investments”.

Financing Activities

Net cash used in financing activities was $6.4 million for the three months ended September 30, 2011 compared to $8.1 million in 2010. For the nine months of 2011, net cash used in financing activities was $28.8 million compared to $22.9 million for the nine months ended September 30, 2010.  The main contributor of the use was the payment of dividends.

During the nine months ended September 30, 2011, the Company issued 11.7 million shares as part of the acquisition of Gold Wheaton, as described above in Business Developments, 0.8 million shares as consideration for the acquisition of several royalty interests and 0.7 million shares upon the exercise of stock options, warrants and restricted share units.

Cash Resources and Liquidity

Management’s objectives when managing the Company’s capital are to:

(a)          ensure that the Company maintains the level of capital necessary to meet requirements; and

(b)         provide shareholders with sustained growth in shareholder value by increasing shareholders’ equity.

As at September 30, 2011, the Company had cash, cash equivalents and short-term investments totaling $371.6 million (December 31, 2010 - $547.7 million).  In addition, the Company held available-for-sale investments at September 30, 2011 with a combined value of $62.8 million, of which $33.0 million was held in publicly traded equity instruments.  Working capital at September 30, 2011 was $420.3 million compared with $572.7 million as at December 31, 2010.

The Company’s near-term cash requirements include corporate administration costs, certain costs of operations, declared dividends and income taxes directly related to the recognition of royalty and stream revenues.  As a royalty/stream company, there are limited requirements for capital expenditures other than for the acquisition of additional royalties/streams and working interests’ capital commitments.  Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity securities or use of the Company’s credit facility.

The Company believes that its current cash resources, in addition to its available credit facility, and future cash flows will be sufficient to cover the cost of administrative expenses, costs of operations and dividend payments.

On March 11, 2011, the Company drew down C$160.0 million under its credit facility to fund the acquisition of Gold Wheaton. The Company repaid the drawn amount plus accrued interest in two separate tranches on March 16, 2011 and March 17, 2011, respectively. The interest rate applicable was 4.25% per annum.

Capital Resources

As of November 8, 2011, the Company has the entire amount of $175 million, or its Canadian dollar equivalent, available under its credit facility.  Advances under the facility bear interest depending upon the currency of the advance and the Company’s leverage ratio.  As of November 8, 2011, US and Canadian dollar advances under the facility would bear interest rates of 4.25% and 3.50%, respectively.

On June 29, 2011, the Company terminated its credit facility and executed a new facility with terms that are more favourable economically for the Company. The Company is required to pay an annual standby fee of between 0.30% to 0.50% depending on its leverage ratio, which is paid quarterly, of the unutilized portion of the facility. For the three months ended September 30, 2011 and 2010, standby fees of $0.1 million and $0.2 million, respectively, were incurred and paid.  For the nine months ended September 30, 2011 and 2010, standby fees of $0.7 million and $0.7 million, respectively, were incurred and paid.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period.  Actual results could be materially different from those estimates.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to certain risks and uncertainties.  These estimates affect revenue recognition, depletion of interests in mineral and oil & gas properties and the assessment of recoverability of the interests in mineral and oil & gas properties.  Although management has made its best assessment of these factors based upon current conditions, it is possible that changes will occur, which would materially affect the amounts contained in the consolidated financial statements of the Company.

Revenue

Royalty, stream and oil & gas working interest revenue is recognized when management can reliably estimate the receivable, pursuant to the terms of the royalty/stream and working interest agreements, and collection is reasonably assured.  In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate.  Differences between estimates of royalty/stream and oil & gas working interest revenue and actual amounts are adjusted and recorded in the period that the actual amounts are known.  Revenue received in kind is recognized based on the fair value on the date that title is transferred to the Company.  Dividend income is recognized as the dividends are declared.

Depletion of Interests in Mineral Properties

Acquisition costs of production stage royalty/stream interests are depleted using the units-of-production method over the life of the property to which the royalty/stream interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties or proved reserves specifically associated with the oil & gas properties which is provided by the operator or determined based on public disclosures from the operators.

Asset Impairment

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances, which may include significant prolonged decreases in commodity prices and publicly available information from operators of the producing assets, indicate that the related carrying values of an asset or group of assets may not be recoverable.  The recoverability of royalty/stream interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves.  The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in related commodity prices, and whenever new information regarding the mineral properties is obtained from the operator that could affect the future recoverability of our royalty interests.  Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its estimated fair value, which is generally calculated using estimated discounted future cash flows.

Income Taxes

The Company accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of its liabilities and assets and the related income tax basis for such liabilities and assets. This method generates a deferred income tax net asset or liability as of the end of the period, as measured by the substantially enacted statutory tax rates in effect when the timing differences are expected to reverse.  The Company’s deferred income tax net liabilities may include certain deferred tax benefits which are recognized when it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

Stock-Based Compensation

The Company accounts for stock-based transactions using the Black-Scholes option pricing model. The fair value of these awards is recognized over the vesting period of each award.  Compensation expense for stock options and restricted share units (“RSUs”) is determined based on estimated fair values of the options or RSUs at the time of grant.

International Financial Reporting Standards

The Company adopted IFRS effective January 1, 2011. Our transition date is January 1, 2010 (the “transition date”) and the Company has prepared its opening balance sheet as at that date. Our IFRS accounting policies are described in note 2 of the interim consolidated financial statements.

(a)     Elected exemption from full retrospective application

In preparing these consolidated financial statements under IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)              Business combinations

We have elected the business combinations exemption in IFRS 1 to not apply IFRS 3 retrospectively to past business combinations that took place prior to the transition date.

(ii)          Fair value or revaluation as deemed cost

We have elected to measure certain items of mineral royalty interests at fair value as at January 1, 2010 and use those amounts as deemed cost as at January 1, 2010. We have made this election with respect to six royalty interests. The adjustment was $50.1 million.

(iii)      Cumulative translation differences

We have elected to transfer the previously accumulated cumulative translation account, which was included in accumulated other comprehensive income (“AOCI”), to retained earnings as at January 1, 2010.

(iv)        Deemed cost in oil & gas using full-cost accounting

We have elected to use the amounts determined under Canadian GAAP as deemed cost as at the transition date for the Company’s oil & gas royalty interests. The capitalized costs were previously accumulated on a country basis and have been allocated to their respective cash generating units (“CGU”) on a relative value basis.

On transition, as required by this election, management completed an impairment assessment of the long-lived assets allocated to each oil & gas CGU and noted no impairment under IAS 36, Impairment of Assets.

(b) Reconciliation of equity reported under Canadian GAAP and IFRS

The following is a reconciliation of the Company’s total equity reported in accordance with Canadian GAAP to its total equity under IFRS at the transition date January 1, 2010:

	Ref	Capital Stock	Contributed surplus	Retained earnings / (deficit)	AOCI	Total
As reported under Canadian GAAP		$1,848,923	$51,975	$38,135	$(8,765)	$1,930,268
IFRS 1 Exemptions
Deemed cost election on certain mineral interests	(a)(ii)	—	—	(50,151)	—	(50,151)
Reset of cumulative translation losses	(a)(iii)	—	—	(13,985)	13,985	—
IFRS Policy Impacts
Initial recognition exemption on asset acquisitions	(d)(iv)	—	—	(4,474)	(684)	(5,158)
Change in method of accounting for stream assets	(d)(i)	—	—	(56,159)	—	(56,159)
Change in method for accounting for foreign exchange on investments in bonds	(d)(ii)	—	—	(14,252)	14,252	—
Change in functional currrency	(d)(iii)	—	—	(6,093)	—	(6,093)
Change in depletion related to the change in the cost base of mineral and oil & gas interests	(d)(v)	—	—	(1,004)	—	(1,004)
Share-based payments	(d)(vi)	—	3,113	(3,113)	—	—
Other changes to deferred income tax and tax effects of IFRS changes	(d)(vii)	784	—	18,864	—	19,648
As reported under IFRS		$1,849,707	$55,088	$(92,232)	$18,788	$1,831,351

The following is a reconciliation of the Company’s total equity reported in accordance with Canadian GAAP to its total equity under IFRS at September 30, 2010:

	Ref	Capital Stock	Contributed surplus	Retained earnings / (deficit)	AOCI	Total
As reported under Canadian GAAP		$1,910,117	$55,642	$61,024	$10,853	$2,037,636
IFRS 1 Exemptions
Deemed cost election on certain mineral interests	(a)(ii)	—	—	(50,151)	(304)	(50,455)
Reset of cumulative translation losses	(a)(iii)	—	—	(13,985)	13,985	—
IFRS Policy Impacts
Initial recognition exemption on asset acquisitions	(d)(iv)	—	—	(5,998)	(684)	(6,682)
Change in method of accounting for stream assets	(d)(i)	—	—	(77,122)	—	(77,122)
Change in method for accounting for foreign exchange on investments in bonds	(d)(ii)	—	—	(7,260)	7,260	—
Change in functional currrency	(d)(iii)	—	—	1,151	(1,151)	—
Change in depletion related to the change in the cost base of mineral and oil & gas interests	(d)(v)	—	—	(7,745)	1	(7,744)
Share-based payments	(d)(vi)	—	2,248	(2,248)	—	—
Other changes to deferred income tax and tax effects of IFRS changes	(d)(vii)	1,542	—	25,128	(1,142)	25,528
As reported under IFRS		$1,911,659	$57,890	$(77,206)	$28,818	$1,921,161

The following is a reconciliation of the Company’s total equity reported in accordance with Canadian GAAP to its total equity under IFRS at December 31, 2010:

	Ref	Capital Stock	Contributed surplus	Retained earnings / (deficit)	AOCI	Total
As reported under Canadian GAAP		$1,911,218	$56,570	$70,451	$63,861	$2,102,100
IFRS 1 Exemptions
Deemed cost election on certain mineral interests	(a)(ii)	—	—	(50,151)	—	(50,151)
Reset of cumulative translation losses	(a)(iii)	—	—	(13,985)	13,985	—
IFRS Policy Impacts
Initial recognition exemption on asset acquisitions	(d)(iv)	—	—	(4,474)	(684)	(5,158)
Change in method of accounting for stream assets	(d)(i)	—	—	(83,854)	—	(83,854)
Change in method for accounting for foreign exchange on investments in bonds	(d)(ii)	—	—	(7,867)	7,867	—
Change in functional currency	(d)(iii)	—	—	4,081	(4,081)	—
Change in depletion related to the change in the cost base of mineral and oil & gas interests	(d)(v)	—	—	3,061	(21)	3,040
Share-based payments	(d)(vi)	—	2,397	(2,397)	—	—
Other changes to deferred income tax and tax effects of IFRS changes	(d)(vii)	2,003	—	13,633	(991)	14,645
As reported under IFRS		$1,913,221	$58,967	$(71,502)	$79,936	$1,980,622

(c)     Reconciliation of net income as reported under Canadian GAAP to IFRS

The following is a reconciliation of the Company’s net income and comprehensive income reported in accordance with Canadian GAAP to its net income and comprehensive income under IFRS for the three and nine months ended September 30, 2010 and the year ended December 31, 2010:

	Ref	Three months ended September 30, 2010	Nine months ended September 30, 2010	Year ended December 31, 2010
Net income
As reported under Canadian GAAP		$17,959	$53,292	$74,244
Change in method of accounting for stream assets	(d)(i)	(3,186)	(20,963)	(27,695)
Depletion and depreciation	(d)(v)	(1)	3,609	4,042
Change in method for accounting for foreign exchange on investment in bonds	(d)(ii)	(8,137)	7,994	7,416
Change in functional currency	(d)(iii)	752	7,247	9,586
Share-based payments	(d)(vi)	(24)	865	694
Tax impact of IFRS changes	(d)(vii)	746	(6,614)	(5,631)
As reported under IFRS		$8,109	$45,430	$62,656

Other comprehensive income
As reported under Canadian GAAP		$35,253	$19,618	$72,626
Change in method for accounting for foreign exchange on debt securities	(d)(ii)	5,561	(6,993)	(6,386)
Initial exemption recognition	(d)(iv)	—	(1,121)	—
Currency translation adjustment	(d)(iii)	(441)	(1,474)	(5,092)
As reported under IFRS		$40,373	$10,030	$61,148

There are no material differences between the statement of cash flows presented under IFRS and the statement of cash flows presented under previous Canadian GAAP.

(d) References

(i)                           The Company has assessed its stream interests under IFRS and determined it is appropriate to classify the interests under IAS 16. Previously under Canadian GAAP, the minimum payment provision of certain agreements had been recognized as a derivative asset. The impact results in a reduction of the assets by $56.2 million to reflect recording the asset at its carrying costs rather than fair value with a corresponding decrease in retained earnings at January 1, 2010.

(ii)                       Under Canadian GAAP, the foreign exchange movement associated with debt securities, including government and corporate bonds, treasury bills, and inter-company loans was recorded in other comprehensive income. Under IAS 21, “The Effects of Changes in Foreign Exchange Rates”, the foreign exchange related to investment in bonds and other debt securities is included in net income and results in unrealized foreign exchange gains and losses being removed from other comprehensive income (“OCI”) and included in net income. Upon transition, the balances in accumulated other comprehensive income (“AOCI”) related to these debt securities, which totaled $14.2 million, was reallocated to retained earnings.

(iii)                     Under Canadian GAAP, the Company had previously determined the functional currency of Franco-Nevada Mexico Corporation S.A. de C.V. (“FNM”) to be the Mexican

Peso. In accordance with IAS 21, the functional currency of FNM has been determined to be US dollars based on an analysis of the primary indicators of functional currency. As a result, all assets and liabilities of FNM are translated retrospectively at the prevailing current rate at each reporting date. The impact results in a reclassification of cumulative translation losses of $0.8 million from AOCI to retained earnings within equity as at January 1, 2010 and $7.2 million and $9.6 million being recorded in foreign exchange gains in net income compared to currency translation differences in OCI for the nine months ended September 30, 2010 and the year ended December 31, 2010, respectively.

(iv)                Based on the initial tax recognition exemption under IAS 12, the Company’ royalty and working interests acquired in December 2007 and other asset acquisitions up until January 1, 2010 have been re-measured to remove the associated tax step up allocated to the assets. The impact at January 1, 2010 was to decrease royalty and working interests by $74.5 million and the associated deferred tax liability/asset balances. In addition, the initial tax recognition exemption also applied to the Exchangeable Shares which reduced the deferred tax liability previously recognized by $7.2 million at January 1, 2010.

(v)                       Under IFRS, there are a number of IFRS elections and policy decisions that impact the depletion charge recorded due to a change in the assets’ accounting base. In addition, at transition, the Company changed the depletion method for its oil & gas properties from a unit-of-production based on proved reserves to a unit-of-production based on proved and probable reserves. This change was accounted for prospectively.

(vi)                    The Company previously recognized forfeitures of share options and RSUs as they occurred under Canadian GAAP. Under IFRS, an estimate is required of the number of awards expected to vest at the time of grant, which is subsequently revised to actual forfeitures. Management has applied this method of accounting to all options, both vested and unvested, issued since the Company was formed in October 2007.

The Company previously recognized equity-settled share options and RSUs using the straight-line method over the vesting period. IFRS requires the graded method of attribution to be used in recognizing share options and RSUs. This results in higher share-based compensation expense in the earlier year of vesting under IFRS.

In addition, the Company previously did not expense RSUs when the non-market performance conditions associated with the awards had not been met at reporting date. Under IFRS, the Company recognizes the expense on RSUs based on management’s best estimate of the non-market conditions at the vesting date and adjusts it between expected and actual outcomes.

As a result, at January 1, 2010, there is a reclassification of $3.1 million between contributed surplus and retained earnings with respect to these share-based payment adjustments.

(vii)                 As a result of the above changes the deferred tax liability has been adjusted as follows:

Under IFRS, all deferred taxes are classified as non-current, irrespective of the classification of the underlying assets or liability to which they relate, or the expected reversal of the temporary difference.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares.  A detailed description of the rights, privileges, restrictions and conditions attached to the authorized shares of the Company is included in the Company’s Annual Information Form for the year ended December 31, 2010, a copy of which can be found on SEDAR at www.sedar.com.

As of November 8, 2011, the number of common shares of the Company outstanding or issuable pursuant to other outstanding securities of the Company is as follows:

Common Shares	Number
Outstanding	127,740,215
Issuable upon exercise of Franco-Nevada warrants(1)	11,467,749
Issuable upon exercise of Franco-Nevada options(2)	2,465,000
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) warrants(3)	6,126,750
Issuable upon exercise of Gold Wheaton (now Franco-Nevada GLW Holdings Corp.) options(4)	334,700
Issuable upon exercise of special warrant(5)	2,000,000
Issuable upon vesting of Franco-Nevada RSUs	92,268
Diluted common shares	150,226,682

Notes:

(1)

5,717,749 warrants have an exercise price of C$32.00 per share and an expiry date of March 13, 2012 and 5,750,000 warrants have an expiry price of C$75.00 per share and an expiry date of June 16, 2017.

(2)	There were 2,465,000 stock options under the Company’s share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$15.20 to C$33.20 per share.
(3)

In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 6,126,750 common shares in connection with warrants that were outstanding upon the closing.  With respect to the warrants,  25,999,998 warrants (4,045,600 equivalent Franco-Nevada common shares) have an expiry date of July 8, 2013 and an exercise price of C$10.00 (C$64.27 per share equivalent exercise price), 7,125,000 warrants (1,108,650 equivalent Franco-Nevada common shares) have an expiry date of May 26, 2014 and an exercise price of C$5.00 (C$32.13 per share equivalent exercise price) and 6,250,000 warrants (972,500 equivalent Franco-Nevada common shares) have an expiry date of November 26, 2014 and an exercise price of C$5.00 (C$32.13 per share equivalent exercise price). Holders of these warrants, which are now warrants of the Company’s wholly-owned subsidiary Franco-Nevada GLW Holdings Corp., are entitled to receive, at each warrant holder’s election at the time of exercise, either (i) 0.1556 of a Franco-Nevada common share; or (ii) C$5.20 in cash.

Expiry Dates	Exercise Price		Number of Gold Wheaton Warrants	Equivalent Franco-Nevada Exercise Price		Equivalent Franco- Nevada Common Shares
July 8, 2013	C$	10.00	25,999,998	C$	64.27	4,045,600
May 25, 2014	C$	5.00	7,125,000	C$	32.13	1,108,650
November 26, 2014	C$	5.00	6,250,000	C$	32.13	972,500
Total			39,374,998			6,126,750

(4)

In connection with the acquisition of Gold Wheaton, the Company reserved for issuance 730,698 common shares in connection with options that were outstanding upon closing, with exercise prices ranging between C$2.50 and C$6.00 for 0.1556 of a Franco-Nevada common share.  To date, 395,998 Gold Wheaton stock options have been exercised.

(5)

In connection with the transaction with Taseko Mines Limited, one special warrant was granted to Taseko which will be exchangeable in 2,000,000 purchase share warrants once the project gets fully permitted and financed. Each warrant will entitle Taseko to purchase one Franco-Nevada common share at a price of C$75.00 per share before June 16, 2017.

RISK FACTORS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of operations of the Company.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect the Company in the future.  For additional information with respect to risks and uncertainties, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years.  The marketability and price of metals and minerals on properties for which the Company holds interests will be influenced by numerous factors beyond the control of the Company and which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Significance of the Goldstrike Royalties and Palmarejo Gold Stream

The Goldstrike royalties and the Palmarejo gold stream are significant to the Company.  As a result, any adverse issues associated with financial viability, production and/or the recoverability of reserves from these projects and the associated portions over which the Company has a royalty or stream interest, could have a material and adverse effect on the Company’s profitability, results of operations and financial condition.

Foreign Currency Fluctuations

The Company’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on the Company’s profitability, results of operations and financial condition.  There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate the risk of all adverse effects and, accordingly, the Company may suffer losses due to foreign currency rate fluctuations.

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from the translation of transactions denominated in a foreign currency. During 2011, the Company’s foreign exchange risk for its Canadian, Australian and Mexican operations arose primarily with respect to the US dollar.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s internal control over financial reporting and other financial disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

Internal control over other financial disclosure is a process designed to ensure that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this report. The Company’s disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared.

Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three and nine months ended September 30, 2011, there have been no significant changes to the internal control over financial reporting and no change in the assessment of the effectiveness of the Company’s disclosure controls and procedures. Accordingly, the CEO and CFO have concluded that the design and operation were effective as of the end of the period covered by this report and have concluded that they are effective at a reasonable assurance level.

Cautionary Statement on Forward-looking Information

This MD&A contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and United States Private Securities Litigation Reform Act 1995, respectively. Forward-looking statements may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation:  fluctuations in the prices of the primary commodities that drive Franco-Nevada’s royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which Franco-Nevada generates revenue, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located; influence of macro-economic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to Franco-Nevada’s interests or any of the properties in which Franco-Nevada holds a royalty, stream or other interest; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of the underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned that forward-looking statements are not guarantees of future performance. Franco-Nevada cannot assure readers that actual results will be consistent with these forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com, our most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov, as well as our most recent annual MD&A. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.